TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES THE RESUMPTION OF MINING OPERATIONS AT THE SOUTHERN PITS OF ITS ROSEBEL GOLD MINE

Toronto, Ontario, September 23, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that, in continued coordination with the Government of Suriname ("Government") and local stakeholders, mining operations have resumed in the southern pits of Mayo and Royal Hill at its Rosebel Gold Mine ("Rosebel"), with full ramp up expected in approximately 30 days.

Mine development activities at Saramacca site have also resumed. A recall plan is in place for the 325 contractors who were released on August 15. An agreement with the local community is also in place, enabling the haul of Saramacca ore to the Rosebel mill in early November.

"We have been working jointly with our stakeholders on a sustainable solution, resulting in the resumption of mining operations in the southern pits at Rosebel," said Stephen Letwin, President and CEO of IAMGOLD, "We are pleased to have strengthened our partnership with the local communities and Government through this process, and look forward to our continued work together."

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.